UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           Merrimac Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $.50 par value
                         (Title of Class of Securities)

                                    59026210
                                 (CUSIP Number)

                             Thomas C. Meriam, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 7, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 59026210                                          Page 2 of 3 Pages
                                                                ----  ------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles F. Huber II

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                114,500 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           114,500 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         114,500 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

   14   TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 59026210                                          Page 3 of 3 Pages
                                                                ----  ------
Item 1.   Security and Issuer

                  This statement relates to the common stock, $.50 per share par value (the "Common Stock") of Merrimac Industries, Inc., a New Jersey
Corporation ("Merrimac" or the "Issuer"), the principal executive offices of which are located at 41 Fairfield Place, West Caldwell, New Jersey 07006.

Item 2.   Identity and Background

                  This statement is being filed by Mr. Charles F. Huber II (hereinafter referred to as the "Reporting Person"). The Reporting Person's business address is c/o William D. Witter, Inc., One Citicorp Center, 153 East 53rd Street, New York, New York 10022. The present principal occupation of the Reporting Person is as managing director of William D. Witter, Inc., an investment banking organization. Such employment is principally conducted at William D. Witter, Inc., One Citicorp Center, 153 East 53rd Street, New York, New York 10022. The Reporting Person is also the Chairman of the Board and a director of Merrimac.

                  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

                  The Reporting Person has acquired shares of Common Stock from time to time in open market transactions. In all cases, the Common Stock was purchased with funds obtained from the Reporting Person's personal funds. The aggregate cost of purchases made since January 1, 1995 was approximately $326,000.

Item 4.   Purpose of Transaction

                  The Reporting Person has acquired and continues to hold the shares of Common Stock solely for investment purposes. The Reporting Person may, subject to his relationship with Merrimac, his evaluation of Merrimac's business and business prospects, and upon future developments, including, but not limited to, availability of funds, market performance of the Common Stock, general economic conditions, and other factors, acquire additional shares of Common Stock from time to time, through open market and/or privately negotiated transactions, as he may determine in his judgment. The Reporting Person may also at any time determine to dispose of a portion or all of the Common Stock owned by him. The Reporting Person currently has no intention of seeking control of the Issuer, nor does he have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

                  The Reporting Person beneficially owns an aggregate of 114,500 shares of Common Stock, comprising approximately 6.7% of the outstanding shares of Common Stock (the Issuer's Form 10-Q for the quarterly period ended June 17, 1995 indicated that 1,713,293 shares of Common Stock were issued and outstanding). Of these 114,500 shares, 4,500 shares are deemed to be beneficially owned because the Reporting Person may acquire them within 60 days by exercising stock options.

                  The Reporting Person purchased 5,000 shares of Common Stock on September 7, 1995 at a price of $10.50 per share on The American Stock Exchange, Inc. The Reporting Person has effected no other transactions in the Common Stock during the 60 days preceding the date hereof.

                  The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described below there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of Merrimac. The Reporting Person, in his capacity as a director of the Issuer, receives stock options to purchase 1,500 shares of Common Stock each year. He currently has 4,500 unexercised options, all of which are included herein as beneficially owned because he may acquire the underlying shares of common stock within 60 days by exercising the stock options.

Item 7.  Material to be filed as Exhibits

                  None.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 1995


                                   /s/ Charles F. Huber
                                   Name:  Charles F. Huber II